August 23, 2016

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Ms. Shannon Sobotka, Staff Accountant

Re:	Cousins Properties Incorporated Form 10-K for the fiscal year ended December 31, 2015 Filed on February 10, 2016 File No. 001-11312

Dear Ms. Sobotka:

The following information is in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) set forth in the letter dated August 10, 2016. The response is numbered to correspond to the numbered comments in that letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Rental Property Net Operating Income, page 2

1.
Comment: With respect to your presentation of NOI, please tell us how you considered Item 10(e)(i)(B) of Regulation S-K which requires a reconciliation of non-GAAP financial measures disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

Response:

In our Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”), we disclosed net operating income (“NOI”) as a means to discuss changes in two income statement line items: rental property revenues and rental property operating expenses. We utilized NOI because it is calculated and derived directly from the two, related income statement line items and because NOI is utilized by management, analysts and investors to evaluate property operations. We did not provide a reconciliation of NOI to net income in Management’s Discussion and Analysis (“MD&A”) because it was calculated directly from the two income statement line items and because we provided a reconciliation of NOI to net income available to common shareholders in Note 17 to the consolidated financial statements, “Reportable Segments.” At the time we prepared the 2015 Form 10-K, we determined, based on the forgoing, that an additional reconciliation in this section of MD&A was not necessary to allow for the readers to understand this non-GAAP financial measure and how it relates to the GAAP information in the consolidated statements of operations.

In future filings, we will add a section in MD&A entitled “Net Operating Income” that will show the calculation of NOI as well as reconciliation of NOI to net income available to common shareholders.

Note 17. Reportable Segments, page F-26

2.
Comment: We note that your reportable segments are classified by property type and geographical area and their performance is evaluated based on NOI which represents rental property revenues less rental property operating expenses. We also note that you have disclosed NOI by property type and geographical area but no rental property revenues. Please tell us how you considered ASC 280-10-50-22 which requires disclosure of revenues for each reportable segment if those amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker.

Response:

When determining our measure of segment profit, we selected NOI as it is the measure of segment profitability reviewed by the chief operating decision-maker, and it is the most important property-level profit measure that is used by investors. We excluded revenues for the reportable segments as management and the chief operating decision maker do not review separately revenues by reportable segment in evaluating segment performance. Upon further review of ASC 280-10-50-22, we determined that revenues from external customers should be presented if the specified amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker. As revenues from external customers are included in the computation of our measure of segment profit (NOI), we will add this information in future filings for all periods presented. Additionally, we have determined that the previously omitted disclosures of segment revenues from external customers are not material to the financial statements taken as a whole after considering the areas of focus by the external users of the financial statements and the relevance of the information (specifically NOI) included in the reportable segment disclosure.

*****

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. We acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 404-407-1116 with further questions concerning this letter.

Sincerely,

/s/ Gregg D. Adzema

Gregg D. Adzema
Executive Vice President
& Chief Financial Officer

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